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EXHIBIT 99.1

US Patent Issued for Drug Encapsulation Applications of MIV Therapeutics' Biocompatible Drug Eluting Coating Technology

June 1, 2004 MIV Therapeutics Inc. (MIVT:OTCBB) is pleased to announce today that the United States Patent and Trademark Office has awarded The University of British Columbia (UBC) a patent relating to MIVT's licensed biocompatible hydroxypatite (HAp) coating technology. MIVT has the exclusive worldwide license from UBC to use and sublicense the HAp coating technologies for the development, manufacture and sale of coated stents and other implantable medical devices as drug delivery systems.

The newly issued patent entitled "Biofunctional Hydroxyapatite Coatings and Microspheres for In-Situ Drug Encapsulation" relates to MIV Therapeutics' platform HAp technology which is currently being developed as the next generation of biocompatible coatings for drug eluting cardiovascular stents and for medical device drug delivery systems.

"The issuance of this patent covering our platform HAp coating technology is a historical event for MIVT," said Chairman, President and CEO Alan Lindsay. "Recently, we have been releasing very positive news from all of our preclinical testing. Preliminary test results have been exceeding our expectations. With this expansion in our intellectual property portfolio, MIVT's biocompatible HAp coating technology for passive and drug eluting applications has the potential to make a significant impact to medical science as an attractive alternative to polymeric coatings currently being developed by the industry."

The US patent, No. 6,730,324, relates to the unique method of obtaining HAp for coatings and microspheres that encapsulate drugs for therapeutic use and their subsequent controlled release. The inventors on this patent include Dr. Tom Troczynski, MIVT Vice President, Coating Technologies and UBC Professor, Dean Mo Liu and Quanzu Yang, both of UBC.

The European Patent Office has also advised MIV Therapeutics and University of British Columbia that the patent application entitled "Biofunctional Hydroxyapatite Coatings and Microspheres for In-Situ Drug Encapsulation" has been declared in suitable form to grant the European patent.

Dr. Troczynski commented, "The encapsulation of therapeutic agents in 100% biocompatible and bio-resorbable porous calcium phosphates, in particular microporous hydroxyapatite, is a leading edge technology for drug delivery systems. MIV Therapeutics' exclusive license for these technologies strengthens the Company's technological advantage in the highly competitive market of medical devices."

The drug-eluting HAp technology covered by the issued patent is being developed in collaboration with UBC under a Collaborative Research Agreement and is funded in part by a Collaborative Research and Development Grant awarded by the Natural Sciences and Engineering Council of Canada (NSERC). The recently issued patents relate to the use of HAp for drug encapsulation and controlled release

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About MIV Therapeutics

MIV Therapeutics is developing a "next generation" line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIV's ultra-thin coating has been designed to inhibit inflammatory response and restenosis.

The drug-eluting HAp technology is being developed in collaboration with UBC under a Collaborative Research Agreement and is funded in part by a Collaborative Research and Development Grant awarded by the Natural Sciences and Engineering Council of Canada (NSERC).

MIVT's manufacturing facility meets the guidelines applicable to CE Mark, FDA and GMP requirements. Please visit www.mivtherapeutics.com for more information.

About The University of British Columbia

The University of British Columbia located in the Pacific Rim gateway of Vancouver, Canada, ranks in the top 10 of North American universities in technology licensing and commercialization, and generates more U.S. patents than any other Canadian public institution.

Product inquiries and business opportunities:
Arc Rajtar
arajtar@mivi.ca
(604) 301-9545 ext 22

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.